NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS ENGAGES MEXICAN MARKETING FIRM

-- Focus on Component Sales to International Companies in Mexico --

LOS ANGELES, CA – February 6, 2012 – Highway Holdings Limited (Nasdaq:HIHO) today announced the engagement of Industrias Banfi, a marketing sales organization based in Mexico City, to target international companies in Mexico.

“The engagement of Industrias Banfi is focused on capitalizing on the extensive presence of international companies that have established manufacturing operations in Mexico -- not only within maquiladora zones in the Northern region of Mexico, but throughout the country. This provides the opportunity to supply these organizations with high-quality and high-volume components to address the shortage of critical parts due to an inefficient infrastructure, according to industry observers, while capitalizing on Mexico’s strength in offering low-cost assembly service,” said Kohl.

“The paradox is that Mexico has become very competitive with China in terms of product assembly, but not very competitive from a component supply standpoint. This is a unique opportunity and we intend to position Highway Holdings as the supplier of choice for international companies operating in Mexico,” Kohl added.

Kohl highlighted the background and experience of Filiberto Villalon, the founder and president of Industrias Banfi, who will manage the marketing activities in the region. Villalon is the former president of the National Association of Importers and Exporters of the Mexican Republic, with more than 20 years of experience in importing, manufacturing, distribution and exporting consumer products.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People's Republic of China. Additional information is available at www.Highwayholdings.com.

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Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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